

April 23, 2012

<u>Via Facsimile</u>
John Carlson
Chief Executive Officer & President
Capital Financial Holdings, Inc.
1 Main Street North
Minot, North Dakota 58703

      Re: Capital Financial Holdings, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2010
             Filed March 23, 2011
             File No. 000-25958

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Suzanne Hayes
                Suzanne Hayes
                Assistant Director